UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS SECOND QUARTER RESULTS

STRONG CUSTOMER NUMBERS AND OIBDA

•	857,000 net new customers added in the second quarter of 2007, of which 80% were contract customers

•	Contract customer churn 1.8% in the second quarter, down from 2.2% in the second quarter of 2006

•	ARPU of $53, up from $52 in the second quarter of 2006

•	T-Mobile captured sixth consecutive J.D. Power and Associates Award for Wireless Customer Care

•	$1.39 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the second quarter of 2007, up 14.5% from the second quarter of 2006

Bellevue, August 9, 2007 — T-Mobile USA, Inc. (T-Mobile USA) today reported second quarter 2007 results. At the end of the quarter, the company had almost 27 million customers, adding 857,000 net new customers during the quarter, of which 687,000 or 80% were contract customers. T-Mobile USA also reported ARPU of $53 in the quarter, OIBDA of $1.39 billion, up 14.5% compared to the second quarter of 2006, and a reduction in contract customer churn to 1.8%.

“In the quarter, T-Mobile continued to take bold steps to expand our user base and drive consumer-relevant innovation,” said Robert Dotson, Chief Executive Officer and President of T-Mobile USA, Inc. “We continued to add high quality customers as consumers eagerly embrace myFavessm and the unbounded freedom of talking as long as they like to better stay

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

in touch with the five most important people in their lives. In the quarter, we also introduced HotSpot@Homesm, the first in a new line of breakthrough products and services that allow customers to make unlimited calls from home while providing the best in-home wireless coverage possible. With this introduction, the landline replacement revolution has begun in earnest.”

“T-Mobile USA continues to play an important role for DT and remains a major growth driver for our business in terms of revenues and profitable growth,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “In addition the team’s strong performance as a product innovator and a leader in customer service drives the way for our entire business when it comes to superior product quality and service orientation.”

Customers

•	In the second quarter of 2007, T-Mobile USA added 857,000 net new customers, down from 980,000 in the first quarter of 2007, and up from 613,000 in the second quarter of 2006.

•	Contract customer net additions in the second quarter of 2007 made up 80% of customer growth, up from 74% in the first quarter of 2007, and down from 83% in the second quarter of 2006.

•	Contract customers comprised 84% of T-Mobile USA’s total customer base at June 30, 2007.

Churn

•	Contract customer churn was 1.8% in the second quarter of 2007, down from 1.9% in the first quarter of 2007 and 2.2% in the second quarter of 2006.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

•

Blended churn, including both contract and prepaid customers, was 2.7% in the second quarter of 2007, slightly up from 2.6% in the first quarter of 2007 and down from 2.9% in the second quarter of 2006.

•	On a blended basis, the impact of lower contract customer churn was offset by higher prepaid churn in the second quarter of 2007.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.39 billion in the second quarter of 2007, up from $1.22 billion in the first quarter of 2007 and $1.21 billion in the second quarter of 2006.

•	OIBDA margin was 32% in the second quarter of 2007, up from 30% in the first quarter of 2007 and the same as in the second quarter of 2006.

•	The sequential margin improvement was due to the continued strength in revenue combined with stable CCPU and slightly reduced CPGA (see below).

•	Net income for the second quarter of 2007 was $350 million, up 11% from $315 million in the first quarter of 2007 and up 50% from $233 million in the second quarter of 2006.

Revenue

•

Service revenues, consisting of contract, prepaid, and roaming and other service revenues, rose to $4.20 billion in the second quarter of 2007, up from $3.99 billion in the first quarter of 2007 and $3.59 billion in the second quarter of 2006.

•	The increase is due primarily to growth in the number of customers and strong contract ARPU (“Average Revenue Per User” as defined in note 1 to the Selected Data, below).

•	Other revenues were $89 million in the second quarter of 2007, consistent with $88 million in the first quarter of 2007 and down from $177 million in the second quarter of 2006.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

•

The ongoing migration of Cingular’s customers to its own network following the dissolution of our network sharing venture in early 2005 was the major reason for the year on year fall in other revenues.

•	In 2007, WiFi revenues were reclassified to contract revenues and roaming and other service revenues (see note 8 to the Selected Data below for further explanation).

•

Total revenues, including service, equipment, and other revenues were $4.78 billion in the second quarter of 2007, up from $4.55 billion in the first quarter of 2007 and $4.21 billion in the second quarter of 2006.

ARPU

•	Blended ARPU was $53 in the second quarter of 2007, up from $52 in the first quarter of 2007 and the second quarter of 2006.

•	Contract ARPU was $57 in the second quarter of 2007, up from $56 in the first quarter of 2007 and up from $55 in the second quarter of 2006, driven by increases in data and airtime revenues.

•

Data services revenues (see notes 1 and 8 below) were $616 million in the second quarter of 2007, representing 14.7% of blended ARPU, or $7.80 per customer, compared to 14.3%, or $7.50 in the first quarter of 2007, and 10.9%, or $5.70 in second quarter of 2006.

•

Strong growth in messaging revenue continued to be the most significant driver increasing data ARPU. The total number of SMS and MMS messages increased to 18 billion in the second quarter of 2007, compared to almost 16 billion in the first quarter of 2007 and 8 billion in the second quarter of 2006.

•	Strong take-up of converged devices, such the T-Mobile SideKick, the T-Mobile Dash and BlackBerry devices, continued during the quarter.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 3 to the Selected Data, below) was $300 in the second quarter of 2007, down from $310 in the first quarter of 2007 and $320 in the second quarter of 2006.

•	The lower CPGA compared to the first quarter of 2007 is due to lower costs of acquisition, due primarily to a reduced subsidy loss.

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 2 to the Selected Data, below), was $25 per customer per month in the second quarter of 2007, in line with the first quarter of 2007 and the second quarter of 2006.

•	CCPU was consistent compared to the first quarter of 2007 and the second quarter of 2006 due to higher network costs being offset by lower subsidy losses.

Capital Expenditures

•

Ongoing operational capital expenditures (purchases of property and equipment) were $546 million in the second quarter of 2007, compared with $622 million in the first quarter of 2007 and $593 million in the second quarter of 2006.

•	The reduction in cash capital expenditures compared to the first quarter of 2007 was due to higher incurred capital spend being more than offset by cash payment timing differences.

•

T-Mobile USA continued its commitment to invest in network coverage and quality in the second quarter of 2007, adding almost 600 new cell sites, bringing the total number of cell sites at the end of the quarter to almost 36,400.

Other Highlights

•

For the sixth consecutive reporting period, according to the J.D. Power and Associates 2007 Wireless Customer Care Performance StudySM released in July 2007, T-Mobile not only earned the highest ranking once again, but its overall customer care score was significantly higher than that of any other wireless carrier.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

•

Also, earlier in the second quarter of 2007, J.D. Power and Associates announced that T-Mobile ranked highest in Overall Customer Satisfaction with Wireless Retail Service for the fifth reporting period in a row. T-Mobile has now received the highest ranking in every J.D. Power wireless retail service study over the past three years, tying in 2005.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of T-Mobile International AG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other US wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q2 07	Q1 07	YE 06	Q4 06	Q3 06	Q2 06
Covered population[7]	282,000	280,000	277,000	277,000	276,000	275,000
Customers, end of period	26,877	26,020	25,041	25,041	24,139	23,338
Thereof contract customers[10]	22,624	21,937	21,211	21,211	20,428	19,656
Thereof prepay customers	4,253	4,083	3,829	3,829	3,711	3,682

Net customer additions	857	980	3,351	901	802	613

Minutes of use/contract customer/month	1,150	1,090	1,030	1,020	1,050	1,040
Contract churn	1.80%	1.90%	2.20%	2.10%	2.30%	2.20%
Blended churn	2.70%	2.60%	2.90%	2.90%	3.00%	2.90%

($ / month)
ARPU (blended)[1,8]	53	52	52	52	52	52
ARPU (contract)	57	56	55	56	56	55
ARPU (prepaid)	19	19	22	21	22	22

Cost of serving (CCPU)[2]	25	25	25	25	25	25
Cost per gross add
(CPGA)[3]	300	310	300	300	300	320

($ million)
Total revenues	4,780	4,546	17,138	4,523	4,367	4,209
Service revenues[1]	4,195	3,994	14,511	3,813	3,723	3,586
OIBDA[4]	1,386	1,225	4,712	1,172	1,227	1,210
OIBDA margin[5]	32%	30%	31%	30%	32%	32%
Capital expenditures[6]	546	622	2,608	675	569	593

Cell sites on-air[9]	36,400	35,800	35,400	34,400	33,400	32,600

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Per the consolidated financial statements below, among other items other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by Cingular customers, and are therefore not included in ARPU.

2	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

5	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

6	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

7	The covered population statistic represents T-Mobile USA’s GSM / GPRS 1900 voice and data network coverage, combined with roaming and other agreements.

8	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average contract and prepaid customers during the period. Wi-Fi revenues have historically been reported in other (non-service) revenues. Beginning in the first quarter of 2007, Wi-Fi revenues are shown as a component of service revenues. As a result of this change, data ARPU was approximately $0.60 higher in the second quarter of 2007. If this change was applied retrospectively it would

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

have had similar impacts on data ARPU and data revenue in each of the four quarters of 2006. Since the impacts of this change on contract ARPU, blended ARPU, and service revenues are immaterial, these metrics have not been retroactively adjusted in prior periods.

9	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network. Prior quarter cell site information has been updated to align with this definition.

10	In the quarter, postpay customers were renamed contract customers in line with Deutsche Telekom group reporting terminology.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$60	$78
Accounts receivable, net of allowances of $260 and $203, respectively	2,466	2,448
Accounts receivable from affiliates	251	136
Inventory	472	612
Current portion of net deferred tax assets	666	598
Licenses held for exchange	20	1,145
Other current assets	422	446

Total current assets	4,357	5,463
Property and equipment, net of accumulated depreciation of $8,234 and $7,058, respectively	10,611	10,932
Goodwill	10,701	10,701
Spectrum licenses	14,593	14,516
Other intangible assets, net of accumulated amortization of $451 and $421, respectively	71	102
Other assets	181	181

	$40,514	$41,895

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,650	$2,955
Current payables to affiliates	749	1,183
Liability for license exchange	—	1,145
Deferred revenue	380	365

Total current liabilities	3,779	5,648

Long-term payables to affiliates	7,067	7,773
Deferred tax liabilities	930	491
Other long-term liabilities	840	756

Total long-term liabilities	8,837	9,020

Minority interest in equity of consolidated subsidiaries	86	84
Commitments and contingencies
Stockholder’s equity:
Common stock	44,466	44,462
Accumulated deficit	(16,654)	(17,319)

Total stockholder’s equity	27,812	27,143

	$40,514	$41,895

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2007	Quarter Ended March 31, 2007	Quarter Ended June 30, 2006
Revenues:
Contract	$3,814	$3,617	$3,218
Prepaid	232	229	241
Roaming and other service	149	147	127
Equipment sales	496	465	446
Other	89	88	177

Total revenues	4,780	4,546	4,209

Operating expenses:
Network	1,082	1,007	878
Cost of equipment sales	747	761	702
General and administrative	788	758	682
Customer acquisition	777	795	737
Depreciation and amortization	659	626	651

Total operating expenses	4,053	3,947	3,650

Operating income	727	599	559
Other expense, net	(157)	(113)	(122)

Income before income taxes	570	486	437
Income tax expense	(220)	(171)	(204)

Net income	$350	$315	$233

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2007	Quarter Ended June 30, 2006
Operating activities:
Net income	$350	$233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	659	651
Income tax expense	220	204
Other, net	110	81
Changes in operating assets and liabilities:
Accounts receivable	(46)	97
Inventory	129	(82)
Other current assets	24	3
Accounts payable and accrued liabilities	(147)	(9)

Net cash provided by operating activities	1,299	1,178

Investing activities:
Purchases of property and equipment	(546)	(593)
Acquisitions for wireless properties and network build	(46)	—
Short-term loan receivable from affiliate	(600)	(600)
Other, net	—	21

Net cash used in investing activities	(1,192)	(1,172)

Financing activities:
Long-term debt repayments to affiliates	(100)	—
Other, net	1	—

Net cash used in financing activities	(99)	—

Change in cash and cash equivalents	8	6
Cash and cash equivalents, beginning of period	52	44

Cash and cash equivalents, end of period	$60	$50

Non-cash investing and financing activities with related parties:

T-Mobile USA remitted $600 million to affiliates in the second quarter of 2007 as a short term receivable, the cash outflow was later used during the period as settlement of debt in line with the repayment schedule.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q2 2007	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006
OIBDA	$1,386	$1,225	$4,712	$1,172	$1,227	$1,210
Depreciation and amortization	(659)	(626)	(2,522)	(623)	(654)	(651)

Operating income	$727	$599	$2,190	$549	$573	$559

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2007	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006
Customer acquisition costs	$777	$795	$3,020	$819	$775	$737
Plus: Subsidy loss
Equipment sales	(496)	(465)	(1,983)	(588)	(497)	(446)
Cost of equipment sales	747	761	3,078	881	758	702

Total subsidy loss	251	296	1,095	293	261	256

Less: Subsidy loss unrelated to customer acquisition	(146)	(177)	(715)	(193)	(160)	(162)

Subsidy loss related to customer acquisition	105	119	380	100	101	94

Cost of acquiring customers	$882	$914	$3,400	$919	$876	$831

CPGA ($ / new customer added)	$300	$310	$300	$300	$300	$320

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q2 2007	Q1 2007	YE 2006	Q4 2006	Q3 2006	Q2 2006
Network costs	$1,082	$1,007	$3,621	$954	$940	$878
General and administrative	788	758	2,707	697	667	682

Total network and general and administrative costs	1,870	1,765	6,328	1,651	1,607	1,560
Plus: Subsidy loss unrelated to customer acquisition	146	177	715	193	160	162

Total cost of serving customers	$2,016	$1,942	$7,043	$1,844	$1,767	$1,722

CCPU ($ / customer per month)	$25	$25	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. In addition, T-Mobile USA operates one of the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country, available in more than 8,800 convenient public access locations nationwide including roaming locations. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business areas, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the second quarter of 2007, approximately 112 million mobile customers were served by the mobile segment of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.com/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange T-Mobile International +49 228.936.31717	Investor Relations Bonn Deutsche Telekom +49 228.181.88880

Andreas Leigers Deutsche Telekom +49 228.181.4949	Nils Paellmann Investor Relations New York Deutsche Telekom +1 212.424.2951 +1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 9, 2007